Data Vision Inc.

8414 Farm Road, Ste 180

Las Vegas, NV 89131

Tel: 778-995-1267

November 5, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, Washington D.C. 20549

Re: Data Vision

Registration Statement on Form S-1 Filed July 5,2018

File No. 333-226073

On behalf of Data Vision Inc (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated August 1,2018, related to the Company’s Registration Statement on Form S-1 (the “Form S-1”). An amendment to the Company’s Form S-1 has been filed simultaneously with this letter.

We have reproduced below the Staff’s comments in the order in which they were set out in the Staff’s letter, numbered correspondingly, and have provided the Company’s response immediately below each comment.

Sincerely,

s/s_______________

Xinwei Zhang

DATA VISION, INC.

November 5, 2018

Form S-1 filed July 5, 2018

Cover Page

1.       In light of your disclosures on page 12 and 21 of the filing, please revise to indicate on the cover page that you have elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. Refer to SEC Release No. 33-10332.

Response: revised

Risk Factors, page 6

2.       We note that you have included a risk factor section here and on page 27. Please revise to combine these two sections so that there is only one section for risk factors.

Response: revised

Description of Business, page 20

3.       We note the heading for a risk factor on page 28 regarding the actions you are taking to restructure your business. Please revise this risk factor to discuss your restructuring and business model transition and provide additional disclosure in your Business section addressing the restructuring or advise.

Response: revised

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity, Capital Resources, page 23

4.       Please disclose the minimum funding that will be required to remain in business for at least the next 12 months. Also, disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources. We refer you to FRR 501.03.a for additional guidance. In addition, revise your notes to the financial statements to address disclosures under ASC 205-40-50-6 to 14.

Response: revised

Plan of Operation, page 23

5.       You state that your “broad expertise and extensive project experience has allowed for consistent delivery of innovative GIS solutions using cutting-edge technology” and that Data Vision’s management team “has many years’ experience in the GIS and BIM industry.” Please clarify what you mean by “broad experience” and explain how you considered your lack of operating history and the experience of your officers and directors in determining that these statements are reasonable. See Item 10(b)(1) of Regulation S-K.

Response: revised

DATA VISION, INC.

November 5, 2018

6.       Please expand your disclosure to describe your plan of operations for the next 12 months. Provide specific details of your plan, including milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 101(a)(2) of Regulation S-K.

Response:

As soon as this S-1 will be effective, Data Vision will set up the operation office with the limited funding. Later Data vision will raise capital for the operation within next 6 months and will hire local five GIS professionals to launch its operation plan, the two staff as the business development staffs and two as software and hardware engineers, and the one as administrative staff.

7.       You indicate that you have a desktop application that you license using a software as a service model, that you offer GIS consulting, and that that you offer "fast and reliable data acquisition services." Please revise to clarify which aspects of your business and products are currently operational and which aspects are merely aspirational. In that regard we note that you have no had no revenues since inception and have a limited operating history.

Response: Revised

Intellectual Property and Licenses, page 27

8.       You disclose that you rely upon a combination of patent, copyright, trademark and trade secret laws, as well as other intellectual property laws. Please disclose the nature of your material intellectual property and the duration of any patents, trademarks, licenses, franchises and concessions held by the company. See Item 101(h)(vii) of Regulation S-K.

Response: revised

Directors, Executive Officers, Promoters and Control Persons

Background of Directors, Executive Officers, Promoters and Control Persons, page 31

Response: revised

9.       Please revise your director biographies to discuss the specific and individualized experience, qualification, attributes or skills that led to the conclusion that each such individual should serve on the company´s board of directors. Refer to Item 401(e)(1) of Regulation S-K for guidance.

Response: revised

Executive Compensation, page 32

10.       Please revise your executive compensation table to include the name and principal position of each of your officers and directors. Refer to Item 402(c) for guidance.

Response: revised

DATA VISION, INC.

November 5, 2018

Signatures, page 40

11.       Instruction 1 to Signatures of Form S-1 requires signatures of your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. To the extent that you are signing in more than one capacity, indicate each capacity in which you are signing. Please revise.

Response: revised

Exhibits

12.       We note that the legal opinion covers 60,000,000 shares of Data Vision common stock but that the offering covers the registration of 7,500,000 share of common stock. Please have counsel revise the legal opinion to opine to the number of shares in the offering and the par value of such shares. In addition, have counsel revise the legal opinion to remove references to an offering statement as the shares being offered are being registered on a registration statement

Response: revised and attached as an exhibit

.

General

13.       Please revise your disclosure to reflect the new gross revenue threshold in the definition of Emerging Growth Company found in Rule 405 of the Securities Act of 1933 following inflation adjustments effective April 12, 2017.

Response: revised

14.       You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Response: revised

15.       Please advise whether your executive officers reside in the United States. Also, please revise to provide all the disclosure, including any appropriate risk factors that Item 101(g) of Regulation S-K requires including:

•	effecting service of process within the United States on your officers;
•	enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers;
•	enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and
•	bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.

Alternatively, please advise us as to why you believe such a risk factor is unnecessary. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration

Response: revised